Exhibit 21.0

Subsidiaries of Pulaski Financial Corp.

Registrant

Pulaski Financial Corp.

Subsidiaries (1)	Percentage of Ownership	Jurisdiction or State of Incorporation
Pulaski Bank	100%	United States

Pulaski Service Corporation (2)	100%	Missouri

(1)	The operations of the subsidiaries of the Registrant are included in the Registrant’s Consolidated Financial Statements contained in the Annual Report to Stockholders.
(2)	Wholly-owned by Pulaski Bank